SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number: O-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
(FORMERLY HOME FEDERAL BANCORP EMPLOYEES’ SALARY SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP
501 Washington Street
Columbus, Indiana 47201

REQUIRED INFORMATION

Financial Statements and Exhibits:

The following financial statements and exhibits are filed as part of this annual report:

         Exhibit 23 Consent of Independent Registered Public Accounting Firm.

         Exhibit 99 Financial Statements as of December 31, 2006 and December 31, 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006 for the Home Federal
         Bancorp Employee's Savings and Profit Sharing Plan and Trust.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on the 13th day of July, 2007.

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

By the Plan Committee:

/s/ John K. Keach, Jr.
John K. Keach, Jr.

/s/ Mark T. Gorski
Mark T. Gorski

/s/ Pennie M. Stancombe
Pennie M. Stancombe